UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gigamon Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37518B 102

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518B 102

1.	Names of Reporting Persons. Ted C. Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Mr. Ho is a U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,895,369[1,2,3]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,895,369[1,2,3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,895,369[1,2,3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 6.1%[4]
12.	Type of Reporting Person (see Instructions) IN

[1]	Represents 925,012 shares of Common Stock held by the Ted Ching-Lin Ho Nevada Gift Trust under which the Reporting Person may receive discretionary distributions during his lifetime. The Reporting Person is entitled to remove any then acting trustee of the Ted Ching-Lin Ho Nevada Gift Trust. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2013.
[2]	Represents 45,345 shares of Common Stock held by the Ted and Julie Ho Living Trust, for which the Reporting Person is a grantor and trustee. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2013.
[3]	Represents 925,012 shares of Common Stock held by the Julie Hsiao Ling Ho Nevada Gift Trust, under which the Reporting Person may receive discretionary distributions during his lifetime. The Reporting Person is entitled to remove any then acting trustee of the Julie Hsiao Ling Ho Nevada Gift Trust. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2013.
[4]	Percentage based on 31,086,358 shares of Common Stock of Issuer outstanding as of November 1, 2013, as reported on the Issuer’s quarterly report on Form 10-Q (File. No 001-35957) for the quarterly period ended September 28, 2013, filed with the Securities and Exchange Commission on November 7, 2013.The information with respect to the shares of Common Stock beneficially owned by the Reporting Person does not reflect the disposition of 400,000 shares of Common Stock by the Reporting Person from January 22, 2014 to January 24, 2014 (the “Disposition”). Following the Disposition, the Reporting Person beneficially owns less than 5% of the outstanding Common Stock of Issuer.

Item 1.

(a)	Name of Issuer: Gigamon Inc.

(b)	Address of Issuer’s Principal Executive Offices: 598 Gibraltar Drive, Milpitas, CA 95035

Item 2.

(a)	Name of Person Filing: Ted C. Ho

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person and is 598 Gibraltar Drive, Milpitas, CA 95035

(c)	Citizenship: Mr. Ho is a U.S. citizen.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 37518B 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,895,369[1,2,3]

(b)	Percent of class: 6.1%[4]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 1,895,369[1,2,3]

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 1,895,369[1,2,3]

[1]	Represents 925,012 shares of Common Stock held by the Ted Ching-Lin Ho Nevada Gift Trust under which the Reporting Person may receive discretionary distributions during his lifetime. The Reporting Person is entitled to remove any then acting trustee of the Ted Ching-Lin Ho Nevada Gift Trust. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2013.

[2]	Represents 45,345 shares of Common Stock held by the Ted and Julie Ho Living Trust, for which the Reporting Person is a grantor and trustee. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2013.

[3]	Represents 925,012 shares of Common Stock held by the Julie Hsiao Ling Ho Nevada Gift Trust, under which the Reporting Person may receive discretionary distributions during his lifetime. The Reporting Person is entitled to remove any then acting trustee of the Julie Hsiao Ling Ho Nevada Gift Trust. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2013.

[4]	Percentage based on 31,086,358 shares of Common Stock of Issuer outstanding as of November 1, 2013, as reported on the Issuer’s quarterly report on Form 10-Q (File. No 001-35957) for the quarterly period ended September 28, 2013, filed with the Securities and Exchange Commission on November 7, 2013. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person does not reflect the disposition of 400,000 shares of Common Stock by the Reporting Person from January 22, 2014 to January 24, 2014 (the “Disposition”). Following the Disposition, the Reporting Person beneficially owns less than 5% of the outstanding Common Stock of Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014	/s/ Ted C. Ho
Ted C. Ho

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